Exhibit 99.1

Itaú CorpBanca

2Q16 Management Discussion & Analysis

CONTENTS

03	Management Discussion & Analysis

05	Executive Summary
14	Income Statement and Balance Sheet Analysis
	15	Net Interest Income
	16	Credit Portfolio
	17	Result from Loan Losses
	20	Commissions and Fees
	21	Operating Expenses
	24	Balance Sheet
	25	Balance Sheet by Currency
	26	Solvency Ratios
27	Additional Information

This report is based on Itaú CorpBanca unaudited financial statements prepared in accordance with the Compendium of Accounting Norms of the Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or the SBIF) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP) which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary by the SBIF.

Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of June 30, 2016 of Ch$659.55 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, "SBIF").

2nd quarter of 2016 Management Discussion & Analysis

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Itaú CorpBanca	04

Management Discussion & Analysis	Executive Summary

Itaú CorpBanca Pro forma Information

Itaú CorpBanca is the entity resulting from the merger of Banco Itaú Chile (Itaú Chile) with and into CorpBanca on April 1, 2016 (“the Merger”). After the Merger, the surviving entity’s name changed to “Itaú CorpBanca”. The legal acquisition of Itaú Chile by CorpBanca is deemed a reverse acquisition pursuant to standard N° 3 of the International Financial Reporting Standards (or IFRS). Itaú Chile (the legal acquiree) is considered the accounting acquirer and CorpBanca (the legal acquirer) is considered the accounting acquiree for accounting purposes. Therefore, in accordance with IFRS after the date of the Merger, Itaú CorpBanca's historical financial information (i) reflects Itaú Chile - and not CorpBanca - as the predecessor entity of Itaú CorpBanca, (ii) includes Itaú Chile's historical financial information, and (iii) does not include CorpBanca's historical financial information.

Additionally, after the Merger our investment in SMU Corp S.A. (“SMU Corp”) is no longer considered strategic. Therefore the status of the investments changed to “available for sale” for accounting purposes. Management estimates that the sale of Itaú CorpBanca´s investment in SMU Corp is highly likely. Therefore, in accordance with standard N° 5 of IFRS as of this quarter₁ SMU Corp has ceased to be consolidated in the Financial Statements of Itaú CorpBanca. SMU Corp is a joint venture with SMU S.A. ―SMU is a retail business holding company controlled by CorpGroup― whose sole an exclusive purpose is the issuance, operation and management of “Unimarc” credit cards to customers of supermarkets associated whit SMU.

In order to allow for comparison with previous periods, historical pro forma data of the consolidated combined results of Itaú Chile and CorpBanca deconsolidating our subsidiary SMU Corp S.A. (which is no longer considered strategic as of this quarter) and excluding non-recurring events for the periods prior to the second quarter of 2016 is presented in this Management Discussion & Analysis report. The pro forma income statement has been calculated as if the Merger occurred on January 1, 2015. The pro forma information presented here is based on (i) the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the “Superintendencia de Bancos e Instituciones Financieras” (“SBIF”), (ii) the deconsolidation of SMU Corp unaudited Financial Statements as filed with the SBIF and (iii) the exclusion of non-recurring events.

The pro forma combined financial information included in the MD&A Report is provided for illustrative purposes only, and does not purport to represent what the actual combined results of Itaú Chile and CorpBanca could have been had if the acquisition occurred as of January 1, 2015.

1 As of June 30, 2016.

We present below pro forma financial information and operating information of Itaú CorpBanca solely in order to allow analysis on the same basis of comparison as the financial information presented as of June 30, 2016 and for the three months ended June 30, 2016.

Itaú CorpBanca Pro forma Highlights

In Ch$ million (except where indicated), end of period		2Q16	1Q16	2Q15	1H16	1H15
Results	Recurring Net Income	47,988	1,265	90,348	49,253	154,583
	Net Operating Profit before loan losses¹	263,116	244,534	322,797	507,650	607,775
	Net Interest Income	195,069	187,556	234,620	382,625	405,607
Performance	Recurring RoAA, over Avg. total assets²	0.6%	0.0%	1.3%	0.3%	1.1%
	Recurring RoAE ² ³	9.5%	0.3%	20.5%	5.3%	17.4%
	Risk Index (Loan loss allowances / Total loans )	2.6%	2.4%	2.1%	2.6%	2.1%
	Nonperforming Loans Ratio (90 days overdue) - Total	1.4%	1.4%	1.3%	1.4%	1.3%
	Nonperforming Loans Ratio (90 days overdue) - Chile	1.4%	1.4%	1.3%	1.4%	1.3%
	Nonperforming Loans Ratio (90 days overdue) - Colombia	1.5%	1.4%	1.1%	1.4%	1.1%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	177.0%	174.4%	170.5%	177.0%	170.5%
	Efficiency Ratio (Operating expenses / Operating revenues)	55.1%	59.0%	44.8%	57.0%	47.1%
	Risk-Adjusted Efficiency Ratio (RAER)	76.6%	103.2%	62.3%	89.5%	64.4%
Balance Sheet	Total Assets	30,712,856	29,948,596	28,894,116
	Gross Total Credit Portfolio	21,587,153	21,439,041	21,097,775
	Total Deposits	17,149,246	17,338,990	17,035,398
	Loan Portfolio/Total Deposits	125.9%	123.6%	123.8%
	Equity shareholders	3,184,670	2,337,312	1,977,412
Other	Total Number of Employees	9,859	9,884	10,358
	Chile	6,195	6,215	6,634
	Colombia	3,664	3,669	3,724
	Branches and CSBs – Client Service Branches	400	401	402
	Chile	224	224	224
	Colombia	176	177	178
	ATM – Automated Teller Machines	684	676	594
	Chile	504	496	483
	Colombia	180	180	181

Note: (1) Net Operating Profit before loan losses = Net interest income + Commissions and Fees + Net total financial transactions + Other Operating Income, net (2) Annualized figures when appropriate. (3)  Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends

Itaú CorpBanca	05

Management Discussion & Analysis	Executive Summary

In Ch$ million (except where indicated), end of period		2Q16	1Q16	2Q15	1H16	1H15
Highlights	Total Shares Outstanding (Thousands)	512,406,760	n.a.	n.a.	512,406,760	n.a.
	Book Value per Share (Ch$)	0.0062	n.a.	n.a.	0.0062	n.a.
	Diluted Recurring Earnings per share (Ch$))	0.0937	n.a.	n.a.	0.0961	n.a.
	Accounting Diluted Earnings per share (Ch$)	0.0557	0.0586	0.2505	0.0168	0.4082
	Diluted Recurring Earnings per ADR (US$)	0.2130	0.0056	0.4142	0.2186	0.7088
	Accounting Diluted Earnings per ADR (US$)	0.1267	0.1317	0.5884	0.0382	0.9590
	Dividend (Ch$ million)	-	n.a.	n.a.	n.a.	n.a.
	Dividend per share (Ch$)	-	n.a.	n.a.	n.a.	n.a.
	Market capitalization (Ch$ billion)	2,878,701	3,139,004	3,616,567	2,878,701	3,616,567
	Market capitalization (US$ billion)	4,365	4,706	5,664	4,365	5,664
	Solvency Ratio - BIS Ratio ⁴	13.2%	10.1%	10.4%	13.2%	10.3%
	TIER I (Core capital) Ratio ⁵	12.8%	7.8%	8.1%	12.8%	8.1%
	Shareholders' equity / Total assets	11.2%	8.8%	8.0%	11.2%	8.0%
	Shareholders' equity / Total liabilities	12.7%	9.7%	8.7%	12.7%	8.7%
Indicators	Ch$ exchange rate for US$1.0	659.55	667.08	638.47	659.55	638.47
	COP exchange rate for Ch$1.0	0.2300	0.2200	0.2454	0.2300	0.2454
	Quarterly UF variation	0.9%	0.7%	1.5%	0.0%	0.0%
	Monetary Policy Interest Rate - Chile⁶	3.5%	3.5%	3.0%	3.5%	3.0%
	Monetary Policy Interest Rate - Colombia⁶	7.5%	6.5%	4.0%	7.5%	4.0%

Note: (4) BIS Ratio= Regulatory capital / RWA, according to SBIF BIS I definitions. (5) Tier I Capital = Basic Capital, according to SBIF BIS I definitions. (6) As of June 30, 2016.

Itaú CorpBanca	06

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income
Our recurring net income attributable to shareholders totaled Ch$47,988 million in the second quarter of 2016 as a result of the elimination of non-recurring events, which are presented in the table below, from net income attributable to shareholders of Ch$28,543 million for the period.
In Ch$ million	2Q16	1Q16	2Q15	1H16	1H15
Net Income Attributable to Shareholders (Accounting)	28,543	6,138	28,720	34,681	42,709
(+) Pro Forma consolidation effects		(25,939)	56,643	(25,939)	96,467
Pro Forma Net Income Attributable to Shareholders	28,543	(19,801)	85,363	8,742	139,176
Non-Recurring Events	19,445	21,066	4,985	40,511	15,407
Restructuring Costs	9,518	17,921		27,438
Transaction Costs			6,432		19,880
Regulatory / merger effects on loan loss provisions	4,521	8,598		13,119
Accounting Adjustments	8,876	1,200		10,076
Tax Effects	(3,470)	(6,652)	(1,447)	(10,123)	(4,473)
Recurring Net Income Attributable to Shareholders (Managerial)	47,988	1,265	90,348	49,253	154,583

Non-Recurring Events
(a)	Restructuring costs: one-time integration costs.
(b)	Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and CorpBanca, such as investment banks, legal advisors, auditors and other related expenses.
(c)
Regulatory / merger effects on loan loss provisions: Effects of one-time provisions for loan losses due to new regulatory criteria in 2016 and additional provisions for overlaping customers between Itaú Chile and CorpBanca.

(d)	Accounting adjustments: Adjustments in light of new internal accounting policies.

Managerial Income Statement

For the managerial results, we apply the combined consolidated historical unaudited Financial Statements of each of CorpBanca and Banco Itaú Chile as filed with the SBIF and the deconsolidation criteria for SMU Corp. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation").

Additionally, we adjust for non-recurring events (as previously detailed) and for the tax effect of the hedge of our investment in Colombia –originally accounted as Net financial transaction and then reclassified to the income tax expense. For tax purposes, the “Servicio de Impuestos Internos” (Chilean Internal Revenue Service) considers that our investment in Colombia is denominated in U.S. As we have to translate the valuation of this investment from U.S. to Chilean peso in our book each month, the volatility of the exchange rate generates an impact on the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses.

According to our strategy, we mitigate the foreign exchange translation risk of the capital invested abroad through financial instruments. As consolidated financial statements for Itaú CorpBanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to progressively hedge this translation risk effect in our income statement.

In the second quarter of 2016, the Chilean peso depreciated 1.8% against the Colombian peso compared with a appreciation of 2.0% in the previous quarter. Approximately 24% of our loan portfolio is denominated in Colombian peso.

Itaú CorpBanca	07

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Income Statement reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 2nd Quarter of 2016

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial
Net Operating Profit before loan losses	258,259	(1,200)	6,057	263,116
Net interest income	195,069			195,069
Net fee and commission income	46,757			46,757
Net total financial transactions¹	19,597		6,057	25,654
Other operating income, net	(3,164)	(1,200)		(4,364)
Result from Loan Losses	(61,215)	4,521		(56,694)
Provision for loan losses	(68,685)	4,521		(64,164)
Recoveries off loan losses written-off as losses	7,470	-		7,470
Net operating Profit	197,044	3,321	6,057	206,422
Operating expenses	(156,756)	11,803		(144,953)
Personnel expenses	(74,894)	6,505		(68,389)
Administrative expenses	(62,823)	3,675		(59,148)
Depreciation and amortization	(19,005)	1,622		(17,383)
Impairments	(34)	1		(33)
Operating income	40,288	15,124	6,057	61,469
Income from investments in other companies	348	-		348
Income before taxes	40,636	15,124	6,057	61,817
Income tax expense	(10,720)	4,321	(6,057)	(12,456)
Net income	29,916	19,445		49,361
Minority interests	(1,373)	-		(1,373)
Net income attributable to shareholders	28,543	19,445	-	47,988

Accounting and Managerial Statements Reconciliation | 1st Quarter of 2016
In Ch$ million	Accounting	Proforma Consolidation Effects	Non-recurring Events	Tax Effect of Hedge	Managerial
Net Operating Profit before loan losses	68,693	154,226	-	21,615	244,534
Net interest income	53,349	134,207			187,556
Net fee and commission income	15,067	28,732			43,799
Net total financial transactions¹	2,702	(4,765)		21,615	19,552
Other operating income, net	(2,425)	(3,948)			(6,373)
Result from Loan Losses	(14,644)	(102,199)	8,598		(108,245)
Provision for loan losses	(16,028)	(105,998)	8,598		(113,428)
Recoveries off loan losses written-off as losses	1,384	3,799	-		5,183
Net operating Profit	54,049	52,027	8,598	21,615	136,288
Operating expenses	(46,950)	(116,394)	19,121		(144,224)
Personnel expenses	(22,168)	(49,883)	4,563		(67,488)
Administrative expenses	(21,939)	(56,438)	14,557		(63,820)
Depreciation and amortization	(2,843)	(10,057)	2		(12,898)
Impairments	-	(17)	-		(17)
Operating income	7,099	(64,368)	27,719	21,615	(7,935)
Income from investments in other companies	-	518	-		518
Income before taxes	7,099	(63,850)	27,719	21,615	(7,417)
Income tax expense	(959)	38,292	(6,652)	(21,615)	9,066
Net income	6,140	(25,557)	21,066		1,649
Minority interests	(2)	(382)	-		(384)
Net income attributable to shareholders	6,138	(25,939)	21,066	-	1,265
1 Includes net income from financial operations and net foreign exchange profits (loss).

Itaú CorpBanca	08

Management Discussion & Analysis	Executive Summary

We present below the managerial income statements with the adjustments presented on the previous page:
Income Statement
In Ch$ million	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Net Operating Profit before loan losses	263,116	244,534	18,583	7.6%	322,797	(59,680)	-18.5%	507,650	607,775	(100,126)	-16.5%
Net interest income	195,069	187,556	7,513	4.0%	234,620	(39,551)	-16.9%	382,625	405,607	(22,982)	-5.7%
Net fee and commission income	46,757	43,799	2,958	6.8%	56,032	(9,275)	-16.6%	90,556	111,423	(20,866)	-18.7%
Net total financial transactions	25,654	19,552	6,103	31.2%	39,148	(13,494)	-34.5%	45,206	91,041	(45,835)	-50.3%
Other operating income, net	(4,364)	(6,373)	2,009	-31.5%	(7,003)	2,639	-37.7%	(10,737)	(295)	(10,442)	3539.4%
Result from Loan Losses	(56,694)	(108,245)	51,551	-47.6%	(56,516)	(178)	0.3%	(164,939)	(105,548)	(59,391)	56.3%
Provision for loan losses	(64,164)	(113,428)	49,264	-43.4%	(64,595)	431	-0.7%	(177,592)	(120,275)	(57,317)	47.7%
Recoveries off loan losses written-off as losses	7,470	5,183	2,287	44.1%	8,078	(608)	-7.5%	12,653	14,727	(2,074)	-14.1%
Net operating Profit	206,422	136,288	70,134	51.5%	266,280	(59,858)	-22.5%	342,711	502,227	(159,517)	-31.8%
Operating expenses	(144,953)	(144,224)	(729)	0.5%	(144,462)	(491)	0.3%	(289,177)	(286,020)	(3,157)	1.1%
Personnel expenses	(68,389)	(67,488)	(901)	1.3%	(71,142)	2,753	-3.9%	(135,878)	(139,229)	3,352	-2.4%
Administrative expenses	(59,148)	(63,820)	4,672	-7.3%	(60,406)	1,258	-2.1%	(122,968)	(120,777)	(2,191)	1.8%
Depreciation and amortization	(17,383)	(12,898)	(4,484)	34.8%	(12,891)	(4,492)	34.8%	(30,281)	(25,980)	(4,301)	16.6%
Impairments	(33)	(17)	(16)	94.1%	(23)	(10)	43.4%	(50)	(34)	(16)	47.0%
Operating income	61,469	(7,935)	69,405	-874.6%	121,818	(60,349)	-49.5%	53,534	216,207	162,673)	-75.2%
Income from investments in other companies	348	518	(170)	-32.8%	505	(157)	-31.1%	866	1,424	(558)	-39.2%
Income before taxes	61,817	(7,417)	69,235	-933.4%	122,323	(60,506)	-49.5%	54,400	217,631	(163,231)	-75.0%
Income tax expense	(12,456)	9,066	(21,523)	-237.4%	(24,924)	12,468	-50.0%	(3,390)	(48,361)	44,971	-93.0%
Net income	49,361	1,649	47,712	2893.9%	97,399	(48,039)	-49.3%	51,009	169,269	(118,260)	-69.9%
Minority interests	(1,373)	(384)	(989)	257.8%	(7,051)	5,679	-80.5%	(1,757)	(14,686)	12,929	-88.0%
Net income attributable to shareholders	47,988	1,265	46,723	3693.7%	90,348	(42,361)	-46.9%	49,253	154,583	(105,330)	-68.1%

Itaú CorpBanca	09

Management Discussion & Analysis	Executive Summary

Net income analysis presented below is based on the Managerial Income Statement with the adjustments presented on page 8:

Recurring Net Income
                                                                      Ch$ million

The recurring net income for the second quarter of 2016 amounted to Ch$47,988 million, representing an increase of almost 40x from the previous quarter and a decrease of 46.9% from the same period of the previous year.

The main positive highlights in the quarter when compared to the previous quarter were the 43.4% decrease in provision for loan losses and the 7.6% increase in net operating profit before loan losses.

In the first half of 2016, recurring net income was Ch$49,253 million, down 68.1% from the same period of the previous year, mainly driven by the increase in provisions for loan losses due to downgrades of corporate clients in the energy sector both in Chile and Colombia and the negative impact of higher monetary policy interest rates both in Chile and Colombia and slower economic activity.

Return on Average Equity

Pro forma shareholders’ equity ex goodwill totaled Ch$2,060 billion and the annualized recurring return on average equity ex-goodwill reached 9.5% in the second quarter of 2016.

Annualized recurring return on average assets ex goodwill reached 0.6% in the second quarter of 2016, up 63 basis points from the previous quarter.

Net Operating Profit before loan losses

                                                                                Ch$ million

In the second quarter of 2016, net operating profit before loan losses, representing net interest income, net fee and commission income, net total financial transactions and other operating income, net totaled Ch$263,116 million, a 7.6% increase from the previous quarter and a 18.5% decrease from the same period of the previous year. The main components of net operating profit before loan losses and other items of income statement are presented below.

Net Interest Income

The net interest income for the second quarter of 2016 totaled Ch$195,069 million, an increase of Ch$7,513 million when compared to the previous quarter, mainly due to the increase of Ch$27,589 million in our interest and inflation indexed income. This increase was partly offset by an increase in interest and inflation indexed expense in the amount of Ch$20,075 million.

Our net interest margin reached 3.0% in the quarter an increase of 10 basis points when compared to the previous quarter.

Net commissions and fees
                                                                                     Ch$ million

In the second quarter of 2016, commissions and fees grew 6.8% when compared to the previous quarter, mainly driven by higher collection and current account services. Compared to the second quarter of 2015, these revenues decreased 16.6%, mainly driven by lower fees from structuring project financing and syndicated loans.

Result from Loan Losses
                                                                        Ch$ million

The result from loan losses, net of recoveries of loan losses written-off, has improved 47.6% from the previous quarter, totaling Ch$ 56,694 million in the quarter. This improvement was mainly due to a 43.4% (Ch$49,264 million) reduction in our provision for loan losses. Additionally, the recovery of loans written off as losses increased 44.1%.

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

In the second quarter of 2016, the efficiency ratio, reached 55.1%, an improvement of 389 basis points from the previous quarter, mainly driven by the improvement in revenues growth.

In the second quarter of 2016, the risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 76.6%, a decrease of 26 percentage points from the previous quarter. This was primary due by a lower result from loan losses (47.6%).

Itaú CorpBanca	10

Management Discussion & Analysis	Executive Summary

Balance Sheet | Assets

In Ch$ million, end of period	2Q16	1Q16	change	2Q15	change
Cash and deposits in banks	1,854,662	2,440,202	-24.0%	1,731,347	7.1%
Unsettled transactions	495,915	317,506	56.2%	461,039	7.6%
Securities and Derivative Financial Trading Investments	3,772,428	4,182,894	-9.8%	3,881,197	-2.8%
Interbank loans, net	853,773	300,033	184.6%	513,943	66.1%
Loans and accounts receivable from customers	21,587,153	21,439,041	0.7%	21,097,775	2.3%
Loan loss allowances	(552,404)	(523,854)	5.4%	(450,365)	22.7%
Investments in other companies	15,727	16,854	-6.7%	18,032	-12.8%
Intangible assets	1,586,744	740,244	114.4%	775,852	104.5%
Other assets	1,098,858	1,035,676	6.1%	865,296	27.0%
Total Assets	30,712,856	29,948,596	2.6%	28,894,116	6.3%

At the end of the second quarter of 2016, our assets totaled Ch$30.7 billion, an increase of 2.6% (Ch$0.7 billion) from the previous quarter. The main changes are presented below:

Ch$ million

Compared to the previous year, the increase of 6.3% (Ch$1.8 billion) was mainly driven by a increase in our intangible assets.

Ch$ million

Balance Sheet | Liabilities and Equity

In Ch$ million, end of period	2Q16	1Q16	change	2Q15	change
Deposits and other demand liabilities	5,054,222	5,244,363	-3.6%	5,025,740	0.6%
Unsettled transactions	421,293	258,999	62.7%	351,145	20.0%
Investments sold under repurchase agreements	332,494	776,629	-57.2%	670,066	-50.4%
Time deposits and other time liabilities	12,095,024	12,094,627	0.0%	12,009,658	0.7%
Financial derivatives contracts	1,156,671	1,098,234	5.3%	902,797	28.1%
Interbank borrowings	2,259,906	2,456,653	-8.0%	1,957,171	15.5%
Issued debt instruments	5,095,875	4,702,567	8.4%	4,483,504	13.7%
Other financial liabilities	28,537	29,787	-4.2%	31,842	-10.4%
Current taxes	-	15,133	-100.0%	13,570	-100.0%
Deferred taxes	140,897	225,416	-37.5%	288,540	-51.2%
Provisions	158,556	138,598	14.4%	218,270	-27.4%
Other liabilities	519,492	262,172	98.1%	636,016	-18.3%
Total Liabilities	27,262,967	27,303,178	-0.1%	26,588,319	2.5%
Attributable to bank shareholders	3,184,670	2,337,312	36.3%	1,977,413	61.1%
Non-controlling interest	265,219	308,106	-13.9%	328,385	-19.2%
Total equity and liabilities	30,712,856	29,948,596	2.6%	28,894,117	6.3%

The main changes in liabilities at the end of the second quarter of 2016, compared to the previous quarter, are presented in the chart below:

Compared to the previous year, the main changes are highlighted as follows:

Itaú CorpBanca	11

Management Discussion & Analysis	Executive Summary

Credit Portfolio

At the end of the second quarter of 2016, our total credit portfolio reached Ch$21,587 billion, increasing 0.7% from the previous quarter and 2.3% from the same period of the previous year.

Excluding the effect of the foreign exchange variation, our total credit portfolio would have increase 2.7% in the twelve month period.

In its local currency, total loans in Colombia decreased 2.6% in the quarter but increased 1.5% in the twelve month period.

In Ch$ million, end of period	2Q16	1Q16	change	2Q15	change
Wholesale lending	15,342,964	15,233,881	0.7%	14,915,047	2.9%
Chile	11,779,308	11,719,249	0.5%	11,157,062	5.6%
Commercial loans	10,256,902	10,122,784	1.3%	9,408,493	9.0%
Foreign trade loans	881,041	902,268	-2.4%	1,017,680	-13.4%
Leasing and Factoring	641,365	694,197	-7.6%	730,889	-12.2%
Colombia	3,563,656	3,514,632	1.4%	3,757,985	-5.2%
Commercial loans	3,015,502	2,968,228	1.6%	3,221,235	-6.4%
Leasing and Factoring	548,154	546,404	0.3%	536,750	2.1%
Retail lending	6,244,189	6,205,160	0.6%	6,182,728	1.0%
Chile	4,595,528	4,603,302	-0.2%	4,460,629	3.0%
Consumer loans	1,292,049	1,313,828	-1.7%	1,260,883	2.5%
Residential mortgage loans	3,303,479	3,289,474	0.4%	3,199,746	3.2%
Colombia	1,648,661	1,601,858	2.9%	1,722,099	-4.3%
Consumer loans	1,137,219	1,108,113	2.6%	1,203,675	-5.5%
Residential mortgage loans	511,442	493,745	3.6%	518,424	-1.3%
TOTAL LOANS	21,587,153	21,439,041	0.7%	21,097,775	2.3%
Chile	16,374,836	16,322,551	0.3%	15,617,691	4.8%
Colombia	5,212,317	5,116,490	1.9%	5,480,084	-4.9%

Credit Portfolio – Currency Breakdown

On June 30, 2016 Ch$7,860 million of our total credit portfolio were denominated in, or indexed to foreign currencies. This portion decreased 0.7% in this quarter, mainly due to the appreciation of the Chilean peso against the U.S. dollar.

NPL Ratio (90 days overdue) by segment

At the end of the second quarter of 2016, our total consolidated NPL ratio for operations 90 days overdue reached 1.45%, an increase of 4 basis points from the previous quarter and of 19 basis points from the same period of 2015. In Chile, the NPL ratio reached 1.44% in the quarter, 14 basis points decrease from the previous quarter.

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Itaú CorpBanca	13

2nd quarter of 2016 Management Discussion & Analysis Income Statement Analysis

Management Discussion & Analysis	Income Statement Analysis

Net Interest Income

In the second quarter of 2016, the Net Interest Income totaled Ch$195,069 million, a 4.0% increase compared to the previous quarter.

Compared to the same period of the previous year, the Net Interest Income decrease 16.9%.

In Ch$ million, end of period	2Q16	1Q16	change		2Q15	change
Net Interest Income	195,069	187,556	7,513	4.0%	234,620	(39,551)	-16.9%
Interest Income	472,297	444,708	27,589	6.2%	488,333	(16,036)	-3.3%
Interest Expense	(277,228)	(257,153)	(20,075)	7.8%	(253,713)	(23,515)	9.3%

Average Interest-Earning Assets	26,204,165	26,081,595	122,571	0.5%	25,016,081	1,188,085	4.7%
Net Interest Margin	3.0%	2.9%	10 bp		3.8%	(79 bp)
Net Interest Margin (Chile)	2.9%	2.7%	22 bp		3.4%	(54 bp)
Net Interest Margin (Colombia)	3.2%	3.5%	(25 bp)		4.7%	(145 bp)

2Q16 versus 1Q16

Our Net Interest Income in the second quarter of 2016 presented an increase of Ch$7,513 million, or 4.0% when compared to the first quarter of 2016. This increase is explained by an improvement of 22 basis points in our Net Interest Margin in Chile, where the repricing of our loan book and our liabilities starts to result in some improvement, and a 0.5% growth in our average interest earning assets. This positive impacts more than offset the margin compression in Colombia.

In Colombia, a monetary tightening cycle to curb inflation has been taking place since the end of September 2015, the average monetaty policy rate went up 89 basis points in the second quarter of 2016 when compared to the previous quarter, from 6.0% to 6.9%. Due to the interest rate sensitivity of the Balance Sheet, where liabilities (mostly variable rate) are repriced faster than our assets (mostly fixed rate), and that net interest margins of banks in the Country have declined. Part of this exposure is hedged with the use of derivative instruments.

Quarterly change of the Net Interest Margin (Ch$ Billion)

2Q16 versus 1Q15

When compared to the second quarter of 2015, our Net Interest Income declined Ch$39,551 million, or 16.9%. Our Net Interest Margin has compressed 79 basis points, as a result of a 54 basis points compression in Chile and a 145 basis points compression in Colombia.

As a result of the tightening cycle, the average monetary policy rate has gone up 199 basis points in Colombia when compared to the second quarter of 2015, from 4.5% to 6.9%. As previously mentioned, this increase has an impact in our cost of funding that is faster than the repricing cycle of our assets, which are mostly fixed rate, leading to a 145 basis points compression in our net interest margin in that Colombia.

In Chile, a lower inflation level when compared to the second quarter of 2015 has reduced our income from inflation-indexed loans, leading to a 54 basis points decline in our net interest margin that is in line with the decline observed in the Chilean banking industry.

Yearly change of the Net Interest Margin (Ch$ Billion)

Itaú CorpBanca	15

Management Discussion & Analysis	Income Statement Analysis

Credit Portfolio
Credit Portfolio by products

In the table below, the loan portfolio is split into two groups for Chile: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below.

In Ch$ million, end of period	2Q16	1Q16	change	2Q15	change
Wholesale lending - Chile	11,779,308	11,719,249	0.5%	11,157,062	5.6%
Commercial loans	10,256,902	10,122,784	1.3%	9,408,493	9.0%
Foreign trade loans	881,041	902,268	-2.4%	1,017,680	-13.4%
Leasing & Factoring	641,365	694,197	-7.6%	730,889	-12.2%

Retail lending - Chile	5,595,528	4,591,533	0.1%	4,447,421	3.3%
Residential Mortgage loans	3,303,479	3,289,474	0.4%	3,199,746	3.2%
Loans funded with mortgage bonds	64,187	67,803	-5.3%	78,278	-18.0%
Loans funded with own resources	160,804	164,509	-2.3%	181,309	-11.3%
Other mortgage loans	3,047,714	3,025,512	0.7%	2,906,334	4.9%
Other loans and receivables	30,774	31,650	-2.8%	33,825	-9.0%
Consumer loans	1,292,049	1,302,059	-0.8%	1,247,675	3.6%
Consumer installment loans	838,351	842,517	-0.5%	828,000	1.3%
Current account overdrafts	162,185	165,222	-1.8%	154,853	4.7%
Credit card debtors	290,543	293,353	-1.0%	263,776	10.1%
Other loans and receivables	970	967	0.3%	1,046	-7.3%

Colombia	5,212,317	5,116,490	1.9%	5,480,084	-4.9%

TOTAL LOANS	21,587,153	21,427,272	0.7%	21,084,567	2.4%

At the end of the second quarter of 2016, our total consolidated credit portfolio reached Ch$21,587 billion, an increase of 0.7% from the previous quarter and of 2.4% from the second quarter of the previous year. Excluding the effects of the foreign exchange variation, the increase in the total loan portfolio would have been 2.7% compared to the previous quarter.
Retail loan portfolio in Chile reached Ch$4,596 billion at the end of the second quarter of 2016, relatively stable compared to the previous quarter. Consumer loan decreased reached Ch$1,292 billion, a decrease of 0.8% compared the previous quarter. On the other hand, residential mortgage loans reached Ch$3,303 billion at the end of the second quarter, and increase of 0.4% compared to the previous quarter. The trend on residential mortgage loans reflects the impact of a significant lower pace driven by the bank´s decision to continue to focus on loans with loan-to-values (LTV) below 80% at origination.
Wholesale loan portfolio increase 0.5% in the second quarter of 2016, totaling Ch$11,779 billion. Changes in this portfolio were mainly driven by the increase of 1.3% in commercial loans. This subdued increase was mainly due to lower demand from companies, as a result of a more challenging economic scenario.

The Colombian portfolio increased 1.9%, and reached Ch$5,212 billion, when compared to the previous quarter and decreased 4.9% in the 12-month period. Excluding the effect of the foreign exchange variation, the Colombian portfolio would have increased 1.5% when compared to the previous quarter and decreased 2.6% in the 12-month period.

Itaú CorpBanca	16

Management Discussion & Analysis	Income Statement Analysis

 Net provision for Loan Losses

In Ch$ million	2Q16	1Q16	change		2Q15	change		1H16	1H15	change

Provision for Loan Losses	(64,164)	(113,428)	49,264	-43.4%	(64,595)	431	-0.7%	(177,592)	(120,275)	(57,317)	47.7%
Recoveries of loans written-off as losses	7,470	5,183	2,287	44.1%	8,078	(608)	-7.5%	12,653	14,727	(2,074)	-14.1%
Net provision for Loan Losses	(56,694)	(108,245)	51,551	-47.6%	(56,516)	(178)	0.3%	(164,939)	(105,548)	(59,391)	56.3%

In the second quarter of 2016, net provision for loan losses (provision for loan losses, net of recovery of loans written off as losses) totaled Ch$56,694 million, a 47.6% decrease from the previous quarter, mainly due to the decrease in the provision for loan losses.
Provision for loan losses decreased 43.4% compared to the previous quarter mainly driven by the decrease provisions. In the first quarter of 2016, there was an increase mainly due to downgrades of corporate clients in the energy sector both in Chile and Colombia. The recovery of loans written off as losses increased 44.1% from the first quarter of 2016.
Net provision for loan losses totaled Ch$164,939 million in the first half of 2016, an increase of 56.3% from the same period of 2015. This increase was mainly driven by higher provision for loan losses, which totaled Ch$177,592 million in the period. Additionally, income from recovery of loans written off as losses decreased 14.1% compared to the same period of the previous year, and reached Ch$12,653 million in the first half of 2016.

Net provision for loan losses totaled Ch$164,939 million in the first half of 2016, an increase of 56.3% from the same period of 2015. This increase was mainly driven by higher provision for loan losses, which totaled Ch$177,592 million in the period. Additionally, income from recovery of loans written off as losses decreased 14.1% compared to the same period of the previous year, and reached Ch$12,653 million in the first half of 2016.

Provision for Loan Losses and Loan Portfolio

In the second quarter of 2016, the ratio of provision for loan losses to loan portfolio reached 1.2%, a decrease of 93 basis points from the previous quarter. The ratio of result from loan losses to loan portfolio reached 1.1% in this quarter, a 5 basis points decrease compared to the previous quarter.

Net Provision for Loan Losses and Loan Portfolio

(*) Loan portfolio average balance of the two previous quarters

Allowance for Loan Losses and Loan Portfolio

As of June 30, 2016, the loan portfolio decreased 0.7% from March 31, 2016, reaching Ch$21,587 million, whereas the allowance for loan losses increased 23.2% in the quarter, totaling Ch$552,404 million. The ratio of total allowance for loan losses to loan portfolio went from 2.4% as of March 31, 2016 to 2.6% as of June 30, 2016, an increase of 12 basis points in the period, mainly driven by the increase of the allowances for loan losses.

Itaú CorpBanca	17

Management Discussion & Analysis	Income Statement Analysis

Delinquency Ratios

Nonperforming Loans

                                                                                                         Ch$ million

The portfolio of credits overdue for over 90 days increased 3.9% from March 31, 2016. Considering only Chilean operations, this portfolio increased 3.7% from March 31, 2016, mainly driven by an increase in the commercial segment.

The portfolio of credits overdue for over 90 days increased 18.2% from June 30, 2015. Considering only Chilean operations, the portfolio of credits overdue for over 90 days increased 12.5% from the same period of the previous year, mainly driven by the growth in the commercial segment.

NPL Ratio (%) | over 90 days

The NPL ratio of credits overdue for over 90 days increased 4 basis points compared to the previous quarter, and reached 1.45% in the end of June 2016. Compared to the same period of 2015, the ratio increased 19 basis points.

In Chile, this ratio reached 1.44% in June 2016, with an increase of 4 basis points compared to the previous quarter. Compared to the same period of 2015, the ratio increased 14 basis points, mainly due to the increased delinquency rates for companies.

Regarding the Colombia portfolio, the ratio was 1.47%, an increase of 5 basis points compared to the previous quarter.

NPL Ratio – Chile (%) | over 90 days

In June 2016, the NPL ratio over 90 days for consumer loans was stable at 1.76% and the NPL ratio for mortgage loans was 1.77% also stable from the previous quarter.

The increases in the NPL ratio of 15 basis points for commercial loans compared to March 2016 are mainly driven by the economic slowdown.

Coverage Ratio (%) | 90 days

As of June 30, 2016, the 90-days coverage ratio reached 177%, an increase of 316 basis points from the previous quarter. In Chile, this ratio reached 128%, an increase of 437 basis points from the previous quarter. In Colombia, this ratio reached 326%, a decrease of 333 basis points from the previous quarter. It is important to note that the regulatory criteria that we have to follow for the Colombian loan portfolio -for consolidation purposes only- is to apply the most conservative provisioning rule between Chile and Colombia.

Compared to June 30, 2015, the total 90-days coverage ratio increased 716 basis points and 1,418 basis points in Chile, mainly due to the increase in complementary allowance of the third quarter of 2015 and also to the increase in the provision for specific economic sectors.

The increasing coverage ratios for both Chile and Colombia is driven by an adverse macroeconomic environment.

Itaú CorpBanca	18

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio Write-Off

* Loan portfolio average balance of the two previous quarters.

In the second quarter of 2016, the loan portfolio write-off totaled Ch$50.2 billion, a 4.8% increase compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 0.93%, stable compared with the first quarter of 2016.

Recovery of Loans Written-off as Losses

                                                                                             Ch$ million

In this quarter, income from recovery of loans written-off as losses increased Ch$2,287 million, or 44.1%, from the previous quarter.

In the first half of 2016, the income from recovery of loans written-off as losses decreased Ch$2.074 million, or 14.1%, compared to the same period of the previous year, mainly driven by the challenging economic scenario.

NPL Creation

In the second quarter of 2016, the NPL Creation, reached Ch$62.0 billion up 2.5% compared to the previous period, mainly driven by the 17.6% increase of Colombia NPL Creation, which totaled Ch$27.7 billion in this quarter.

NPL Creation Coverage

In the second quarter of 2016, the total NPL Creation coverage reached 104%, which means that the provision for loan losses in the quarter was higher than the NPL Creation.
In Chile, provision for loan losses significantly decreased in the second quarter of 2016 compared with the previous quarter since in the first quarter we had extraordinary provisions in the energy sector for credits that are not overdue. On the other hand, the NPL Creation decreased by 7.2% in the quarter. As a result, the NPL Creation coverage ratio reached 97% in this quarter.
In Colombia, provision for loan losses reached 112% of the NPL Creation in the second quarter of 2016.

Itaú CorpBanca	19

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees

In Ch$ million	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Credit & account fees	26,942	24,844	2,098	8.4%	26,383	559	2.1%	51,786	52,428	(641)	-1.2%
Asset Management & Brokerage fees	10,128	10,910	(782)	-7.2%	12,009	(1,881)	-15.7%	21,038	23,313	(2,275)	-9.8%
Insurance Brokerage	5,465	5,493	(28)	-0.5%	6,301	(836)	-13.3%	10,958	11,548	(590)	-5.1%
Financial Advisory & Other fees	4,222	2,552	1,670	65.4%	11,339	(7,117)	-62.8%	6,774	24,134	(17,360)	-71.9%
Total	46,757	43,799	2,958	6.8%	56,032	(9,275)	-16.6%	90,556	111,423	(20,866)	-18.7%

In the second quarter of 2016, commissions and fees amounted to Ch$46,757 million, an increase of 6.8% from the previous quarter. Compared to the second quarter of 2015, these revenues decreased 16.6%, mainly driven by lower fees from structuring project financing and syndicated loans.

For the year, commissions and fees reached Ch$90,556 million, a 18.7% decrease from the same period of the previous year, mainly driven by lower investment banking and corporate credit structuring fees due to the economic slowdown.
In the second quarter of 2016, recovery of fees from structuring and / or restructuring loans (up in 65.4%), combined with a 12.0% increase in collection services were the drivers for this quarter increase compared to previous quarter.

Net Total Financial Transactions

In Ch$ million	2Q16	1Q16	change		2Q15	change		1H16	1H15	change
Trading and investment income:
Trading investments	12,972	13,987	(1,015)	-7.3%	4,969	8,003	161.1%	26,959	12,273	14,686	119.7%
Trading financial derivatives contracts	20,345	(52,515)	72,860	-	58,720	(38,375)	-65.4%	(32,170)	92,198	(124,368)	-134.9%
Other	2,930	548	2,382	434.7%	(3,332)	6,262	-	3,478	12,075	(8,597)	-71.2%
Net income from financial operations	36,247	(37,980)	74,227	-	60,357	(24,110)	-39.9%	(1,733)	116,546	(118,279)	-101.5%
Foreign exchange transactions:
Net results from foreign exchange transactions	(6,379)	70,167	(76,546)	-	(16,732)	10,353	-61.9%	63,788	(18,219)	82,007	-450.1%
Revaluations of assets and liabilities denominated in foreign currencies	(217)	(495)	278	-56.2%	266	(483)	-	(712)	923	(1,635)	-177.1%
Net results from accounting hedge derivatives	(3,997)	(12,139)	8,143	-67.1%	(4,741)	745	-15.7%	(16,136)	(8,207)	(7,929)	96.6%
Foreign exchange profit (loss), net	(10,593)	57,533	(68,125)	-	(21,207)	10,615	-50.1%	46,940	(25,503)	72,443	-284.1%
Net total financial transactions position	25,654	19,553	6,102	31.2%	39,150	(13,495)	-34.5%	45,207	91,043	(45,836)	-50.3%

In the second quarter of 2016, total financial transactions and foreign exchange profits amounted to Ch$25,654 million, an increase of 31.2% from the previous quarter. Compared to the second quarter of 2015, these revenues decreased 34.5%.

In the second quarter of 2016 net total financial transactions decreased 34.5% from the same period of de previous year. Lower revenues are explained by (i) the decrease in the value of the U.S. dollar (down by Ch$ 7.53 in the second quarter 2016 and up by Ch$13 in the second quarter of 2015) since we hedge our FX exposure with derivatives; (ii) the contraction of the derivatives commercial activity with customers, partly compensated with the increase of the FX derivatives.
Additionally, we benefited in the quarter because of an extraordinary remaining profit from the same of CIFIN in Colombia.

For the year, total financial transactions and foreign exchange profits reached Ch$45,207 million, a 50.3% decrease from the same period of the previous year.

Itaú CorpBanca	20

Management Discussion & Analysis	Income Statement Analysis

Operating Expenses

In Ch$ million	2Q16	1Q16	change		2Q15	change
Personnel Expenses	(68,389)	(67,488)	(901)	1.3%	(71,142)	2,753	-3.9%
Administrative Expenses	(59,148)	(63,820)	4,672	-7.3%	(60,406)	1,258	-2.1%
Personnel and Administrative Expenses	(127,538)	(131,308)	3,771	-2.9%	(131,548)	4,011	-3.0%
Depreciation and Amortization	(17,383)	(12,898)	(4,484)	34.8%	(12,891)	(4,492)	34.8%
Impairment	(33)	(17)	(16)	94.1%	(23)	(10)	43.4%
Total Operating Expenses	(144,953)	(144,224)	(729)	-0.5%	(144,462)	(491)	0.3%

Operating expenses totaled Ch$144,953 million in the second quarter of 2016, increasing 0.5% from the first quarter of 2016. This was mostly driven by the increase in depreciation and amortization expenses, due to the increase of amortizable intangible assets on the Balance Sheet since the merger, partially compensated by a reduction of 7.3% in administrative expenses.
When compared to the second quarter of 2015, operating expenses increased 0.3%. For the same period, personnel and administrative expenses declined 3.0%. If we adjust the second quarter 2015 personnel and administrative expenses for the 12-month CPI of 4.2% in Chile, this would represent a 7.0% decrease in real terms.
Personnel Expenses

Personnel expenses totaled Ch$68,389 million in the second quarter of 2016, a 1.3% increase when compared to the previous period. This increase was mainly due to an increase in compensation costs and severance costs.
When compared to the second quarter of 2015, personnel expenses decreased 3.9%, mostly due to lower compensation costs, in line with the lower number of employees.
In Ch$ million	2Q16	1Q16	change
Compensation	(43,408)	(41,986)	(1,422) (1,42)
Profit sharing	(17,618)	(17,309)	(309)
Severence costs	(1,733)	(858)	(876)
Other	(5,630)	(7,336)	1,706
Total	(68,389)	(67,488)	(901)
Number of Employees
The total number of employees decreased to 9,859 at the end of the second quarter of 2016, from 10,358 in the same quarter of the previous year. In the second quarter of 2016, the number of employees in Chile decreased to 6,195 from 6,634 in the same quarter of the previous year. This 439 headcount decrease refers mainly to the closing of overlapping functions and positions between the previous structures of Itaú Chile and CorpBanca.
Administrative expenses
Administrative expenses totaled Ch$ 59,148 million in the second quarter of 2016, a 7.3% decrease when compared to the previous quarter. This decrease was mainly driven by lower data processing and telecommunications, third-party services and other general administrative expenses.
When compared to the second quarter of 2015, the 2.1% decrease is basically explained by lower communications expense and third-party services

In Ch$ million	2Q16	1Q16	change
Third-party services	(5,423)	(7,888)	2,465
Data Processing and telecomm.	(9,052)	(11,159)	2,107
Facilities	(17,118)	(14,824)	(2,295)
Advertising and promotion	(1,319)	(2,211)	892
Security	(616)	(718)	102
Financial System Services	(1,553)	(2,500)	947
Transportation	(830)	(849)	19
Materials	(518)	(462)	(56)
Insurance	(4,764)	(4,501)	(263)
Taxes	(8,941)	(6,995)	(1,946)
Other	(9,013)	(11,712)	2,700
Total	(59,148)	(63,820)	4,672

Depreciation and Amortization

Depreciation and Amortization totaled Ch$17,382 million in the second quarter of 2016, a 34.9% increase when compared to the previous period. This increase is explained by a higher level of intangible assets on the Balance Sheet that resulted from the consolidation of CorpBanca’s assets into Itaú Chile’s Balance Sheet on April, 1st 2016.

In Ch$ million	2Q16	1Q16	change
Depreciation of fixed assets	(4,172)	(4,070)	(102)
Amortization of intangibles	(13,211)	(8,828)	(4,383)
Total	(17,383)	(12,898)	(4,484)

Itaú CorpBanca	21

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.

Risk-Adjusted		Operating Expenses (Personnel Expenses + Administrative Expenses + Depreciation and Amortization + Impairment) + Result from Loan Losses
Efficiency Ratio	=	Net Interest Income + Net Fee and Commission Income + Total Financial Transactions, net + Other Operating Income, net

Efficiency Ratio

In the second quarter of 2016, efficiency ratio reached 55.1%, a decrease of 389 basis points compared to the first quarter of 2016. This decrease was mainly due to the increase of net operating profit before loan losses, of 7.6%.

When compared to the second quarter of 2015 the efficiency ratio increased 1,034 basis points, mostly due to the reduction in net operating profit during the period of 18.5%.

The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 76.6% in the second quarter of 2016, an increase of 2,661 basis points compared to the previous quarter, mainly as a result of the decrease in provisions for loan losses of the previous quarter.

Risk – Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio, which also includes the result from loan losses, reached 76.6% in the second quarter of 2016, an increase of 2,661 basis points compared to the previous quarter, mainly as a result of the decrease in provisions for loan losses of the previous quarter.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result from loan losses.

During the first quarter of 2016 we incurred in provisions for loan losses for clients in the wholesale segment that significantly increased loan loss provisions in the quarter. Adjusting for this provisions, our risk-adjusted efficiency ratio would still have improved 493 basis points due to the improvement of our operating profit.
When compared to the second quarter of 2015, the risk-adjusted efficiency ratio increased 1,438 basis points mainly due to the decrease of net operating profit before loan losses.

Itaú CorpBanca	22

Management Discussion & Analysis	Income Statement Analysis

Points of Service
Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, traditional branches, internet banking and telephone banking.
Automated Teller Machines (ATMs) | Chile and Colombia

At the end of the second quarter of 2016, the number of ATMs totaled 684, a increase of 21 units compared to the second quarter of 2015. This increase in the number of ATMs is in thirdparties’ establishments. Additionally, our customers had access to over 7,930 ATMs in Chile through our agreement with Redbanc and to over 14,810 ATMs through Colombia’s financial institutions.

Branches | Chile and Abroad

As of June 30, 2016, we have 400 branches, including Chile and Abroad.

In Chile we operate 70 branch offices in Chile under “CorpBanca” brand, 97 under the “Itaú” brand and 56 branches under “Banco Condell” brand -our consumer finance division-. Additionally we have one branch in New York and 177 branches in Colombia under the “CorpBanca Colombia” and “Helm” brands. We also have one branch in Panamá under the “Helm” brand.

Itaú CorpBanca	23

Management Discussion & Analysis	Balance Sheet

Assets

As of June 30, 2016, total assets amounted to Ch$30.7 trillion, relatively stable compared to the end of the previous quarter and with an increase of 6.4% in 12 months.

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Assets breakdown | June 30, 2016

Funding

						Breakdown
In Ch$ million, end of period	2Q16	1Q16	change	2Q16	change	1Q16	1Q16	2Q15
Demand deposits	5,054,222	5,244,363	-3.6%	5,025,740	0.6%	20.3%	20.7%	20.8%
Time deposits and saving accounts	12,095,024	12,094,627	0.0%	12,009,658	0.7%	48.6%	47.8%	49.7%
Investments sold under repurchase agreements	332,494	776,629	-57.2%	670,066	-50.4%	1.3%	3.1%	2.8%
Mortgage finance bonds	92,202	98,323	-6.2%	117,555	-21.6%	0.4%	0.4%	0.5%
Bonds	3,925,311	3,595,753	9.2%	3,359,151	16.9%	15.8%	14.2%	13.9%
Subordinated bonds	1,078,362	1,008,491	6.9%	1,006,798	7.1%	4.3%	4.0%	4.2%
Interbank borrowings	2,259,906	2,456,653	-8.0%	1,957,171	15.5%	9.1%	9.7%	8.1%
Other financial liabilities	28,537	29,787	-4.2%	31,842	-10.4%	0.1%	0.1%	0.1%

Total funding, including interbank deposits, amounted to Ch$24.9 trillion at the end of the second quarter of 2016, a decrease of Ch$438,6 billion compared with the previous quarter. This decrease is driven by the US$553 million capital increase injected in Itaú Chile prior to the merger. This allowed us to reduce our liabilities.
Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. The funding structure in the period of time analyzed in this report changed seeking for a longer tenor maturity.
In this context, Itaú CorpBanca successfully placed senior bonds in the local market in the second quarter of 2016 for a total of US$350 million approximately, being its first issuances after the merger in the following terms:

Ranking	Senior unsecured
Issue rating	AA (Feller Rate / Humphreys)
Size	Ch$40 billion
Coupon	5.00%
Issue price	99%
Yield	5.28%
Benchmark (BCP-5)	4.10% due 2021
Spread vs. Benchmark	118 bps
Maturity	September 2021

Ranking	Senior unsecured
Issue rating	AA (Feller Rate / Humphreys)
Size	UF 3.0 million
Coupon	3.00%
Yield	2.78%
Sovereign Benchmark	1.54% due 2025
Spread vs. Benchmark	124 bps
Peer	2.60%
Spread vs. Peer	18 bps
Maturity	July 2025

Ranking	Senior unsecured
Issue rating	AA (Feller Rate / Humphreys)
Size	UF 3.0 million
Coupon	3.00%
Yield	2.80%
Sovereign Benchmark	1.48% due 2026
Spread vs. Benchmark	132 bps
Peer	2.60%
Spread vs. Peer	20 bps
Maturity	July 2026

Itaú CorpBanca	24

Management Discussion & Analysis	Balance Sheet

Assets | June 30, 2016

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia

Cash and deposits in banks	1,854,662	1,284,865	329,892	0	954,973	569,931
Unsettled transactions	495,915	487,624	325,324	0	162,300	8,291
Trading investments	343,832	96,383	86,930	8,524	929	247,449
Available-for-sale investments	1,638,245	933,872	374,502	525,867	33,503	704,373
Held-to-maturity investments	330,588	201,627	0	4,616	197,011	128,961
Investments under resale agreements	94,448	25,797	25,797	0	0	68,651
Financial derivatives contracts	1,365,315	1,223,519	1,072,036	48,873	102,610	141,797
Interbank loans, net	853,773	736,291	568,939	0	167,352	170,401
Loans and accounts receivable from customers	21,587,153	16,374,836	6,129,246	7,597,988	2,647,602	5,212,317
Loan loss allowances	-552,404	-301,635	-258,052	0	-43,583	-250,771
Investments in other companies	15,727	544,562	544,562	0	0	3,470
Intangible assets	1,586,744	1,366,953	1,366,867	0	86	219,790
Property, plant and equipment	121,021	72,590	71,342	0	1,248	48,432
Current taxes	114,200	61,267	58,294	0	2,973	56,692
Deferred taxes	236,022	186,789	169,593	0	17,196	49,232
Other assets	627,615	536,357	293,733	11,762	230,862	76,332
Total Assets	30,712,856	23,831,697	11,159,005	8,197,630	4,475,062	7,455,350

Liabilities | June 30, 2016

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia

Deposits and other demand liabilities	5,054,222	2,501,756	1,789,035	8,677	704,044	2,552,601
Unsettled transactions	421,293	421,293	167,999	0	253,294	0
Investments sold under repurchase agreements	332,494	180,891	180,807	0	84	151,603
Time deposits and other time liabilities	12,095,024	9,289,418	6,149,082	1,715,569	1,424,767	2,805,606
Financial derivatives contracts	1,156,671	1,078,558	915,090	71,727	91,741	78,113
Interbank borrowings	2,259,906	1,805,873	-11,739	0	1,817,612	506,953
Issued debt instruments	5,095,875	4,690,202	99,408	3,590,312	1,000,482	405,674
Other financial liabilities	28,537	27,170	18,436	8,734	0	1,367
Current taxes	0	3,759	3,759	0	0	0
Deferred taxes	140,897	118,763	118,662	0	101	22,133
Provisions	158,556	80,484	76,447	0	4,037	72,022
Other liabilities	519,492	448,140	426,761	0	21,379	54,171
Total Liabilities	27,262,967	20,646,307	9,933,747	5,395,019	5,317,541	6,650,244

Capital	1,862,826	1,862,826	1,862,826	0	0	89,656
Reserves	1,294,108	1,294,108	1,294,108	0	0	704,012
Valuation adjustment	10,395	10,395	10,395	0	0	5,284
Retained Earnings:
Retained earnings or prior periods	0	0	0	0	0	3,222
Income for the period	34,682	34,680	-17,910	49,196	3,394	3,961
Minus: Provision for mandatory dividend	-17,341	-17,341	-17,341	0	0	-1,981
Attributable to bank shareholders	3,184,670	3,184,668	3,132,078	49,196	3,394	804,156
Non-controlling interest	265,219	724	724	0	0	951
Total Equity	3,449,889	3,185,392	3,132,802	49,196	3,394	805,106
Total equity and liabilities	30,712,856	23,831,699	13,066,549	5,444,215	5,320,935	7,455,350

* Consolidated data not only considers Chile and Colombia but also adjustments related to intergroup and minority shareholders.

Itaú CorpBanca	25

Management Discussion & Analysis	Solvency Ratiios

Solvency Ratios

	In Ch$ millions, end of period	2Q16	1Q16 (Pro Forma¹)
	Tier I Capital	3,184,670	3,160,084
	(-) Goodwill	(1,124, 807)	(1,145,045)
	(-) Subordinated debt	967,757	957,722
	(+) Minority interest	265,219	283,613
	= Regulatory Capital (Tier I + Tier II Capital)	3,292,839	3,256,374
	Risk-weighted Assets (RWA)	24,885,151	25,033,383
Ratios (%)	Tier I	12.8	12.6
	Tier II	0.4	0.4
	BIS (Regulatory Capital / Risk-weighted Exposure)	13.2	13.0

1 – Pro forma estimated by company management, based on March 31st, 2016 pro forma balance sheet, which includes:
(a)	CorpBanca Tier I (Basic) Capital as of March 31st, 2016.
(b)	Banco Itaú Chile Tier I (Basic) Capital as of March 31st, 2016, including Ch$ 376 Bn of capital increase on March 22nd, 2016 (US$ 553 Mn)
(c)	Corresponding adjustments from merger effects of the business combination based on pro forma balance sheet

Minimun Capital Requirement

Our minimum capital requirements follow the set of rules disclosed by the SBIF, which implement the Basel I capital requirements standards in Chile. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA. Minimum Total Capital requirement corresponds to 10.0%.
Itaú CorpBanca will target a capital ratio based on the greater of 120% of the minimum regulatory capital requirement of the average regulatory capital ratio of the three largest private banks in Chile and Colombia.
As of April 31st, 2016, the last public information published by the SBIF, the average regulatory capital ratio of the three largest private banks in Chile was 13.0%.
Quarterly evolution of the Regulatory Capital Ratio

At the end of the second quarter of 2016, our capital ratio reached  13.2%, a 22 basis point increase when compared to the 1Q16 pro forma capital ratio.

This increase is explained mainly by an increase of 0.8% in our Tier I Capital, due to retained earnings on the quarter, and a decrease of 0.6% in the amount of our risk-weighted assets (RWA) at the end of the three months.

Itaú CorpBanca	26

2nd quarter of 2016 Management Discussion & Analysis Additional Information

Management Discussion & Analysis	Ownership Structure & Stock Market Performance

Ownership structure

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange. Shares are also traded as depositary receipts on the New York Stock Exchange as ADRs.

After the merger was completed on April 1st, 2016, Itaú CorpBanca is being controlled by Itaú Unibanco S.A. As of June 30, 2016 shareholders structure was as follows.

1-  Includes 802,125,023 shares owned by Saga that are under custody.

Stock Market Performance | 2Q16

Average daily traded volumes 12 months ended June 30, 2016
(US$ million)

ADR Price

As of 6/30/2016	US$13.20
Maximum (LTM)	US$16.48
Minimum (LTM)	US$10.87

Itaú CorpBanca ADR (ITCB)

Dividends

The following table shows dividends per share distributed during the past five years.

Charge to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Peso per Share (Ch$ of each year)

2011	2012	122,849	100%	122,849	0.4906940357
2012	2013	120,080	50%	60,040	0.1764023878
2013	2014	155,093	57%	88,403	0.2597360038
2014	2015	226,093	50%	113,047	0.3321397925
Retained Earnings	2015	239,860	100%	239,860	0.7047281480
2015	2016	201,771	50%	100,886	0.2964098300
2015	2016	201,771	UF 124,105	3,197	0.0093918800

Itaú CorpBanca (former CorpBanca) paid its annual dividend of Ch$0.30580171/share in Chile on March 11, 2016. The dividend included (i) 50% of 2015 Net Income (Ch$0.2964093/share) and pending UF 124,105 of the special dividend distribution partly paid on June 2015 (Ch$0.00939188). Both equivalent to a dividend yield of 5.3%, as well as a 8.0% decrease compared to the annual dividend paid in 2015.
For purposes of capital requirements, annual dividends are provisioned at 50%. Dividend policy approved by shareholders in March 2016 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income net from the necessary reserves to comply with capital ratios defined as " Optimum Regulatory Capital " in the Shareholders Agreement whose terms are part of " Transaction Agreement "executed on January 29, 2014.

Itaú CorpBanca	28

Management Discussion & Analysis	Ownership Structure & Stock Market Performance

Credit Risk Ratings

International credit risk rating

On a global scale, Itaú CorpBanca is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Global Ratings.
On April 28, 2016, Moody´s Investors Service (Moody’s) upgraded to ‘A3’ from ‘Baa3’ following the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016.
Moody´s	Rating
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On June 13, 2016, Standard & Poor´s Global Ratings (S&P) upgraded Itaú CorpBanca from 'BBB' to 'BBB+' following the completion of the merger.
The outlook is ‘Stable’.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Short-term issuer credit rating	A-2
Outlook	Stable

Local credit risk rating

On a national scale, Itaú CorpBanca is rated by Feller Rate and Humphreys.

On April 1, 2016, Feller Rate Affirmed local ratings in ‘AA’ following the completion of the merger. Outlook was confirmed as 'Stable'.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

On April 24, 2016, Humphreys affirmed local ratings in ‘AA’ following the completion of the merger. Outlook was confirmed as 'Stable'.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Itaú CorpBanca	29

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Press Release may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into CorpBanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.
These statements are based on the current expectations of Itaú CorpBanca’s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and CorpBanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú CorpBanca or its controlling shareholders expect; (4) the business of Itaú CorpBanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú CorpBanca; and (6) Itaú CorpBanca may be adversely affected by other economic, business, and/or competitive factors.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú CorpBanca’s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.
We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú CorpBanca’s financial results is included from time to time in the “Risk Factors” section of Itaú CorpBanca’s (formerly CorpBanca) Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC. Furthermore, any forward-looking statement contained in this Press Release speaks only as of the date hereof and Itaú CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Press Release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:
Gabriel Moura
CFO. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2686-0558
IR@corpbanca.cl
Claudia Labbé
Head of Investor Relations. Itaú CorpBanca
Santiago. Chile
Phone: (562) 2660-2555
claudia.labbe@corpbanca.cl
Nicolas Bornozis
President. Capital Link
New York. USA
Phone: (212) 661-7566
nbornozis@capitallink.com

Itaú CorpBanca	30